

Joseph Ceryanec
V.P. - Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA  50309

**T**  515-284-3603

**F**  515-284-3828

Joe.ceryanec@meredith.com

February 5, 2015


SUBMITTED IN ELECTRONIC FORM ON EDGAR AS A CORRESPONDENCE FILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Melissa Raminpour, Branch Chief
Division of Corporation Finance

Re:      Meredith Corporation
          Form 10-K for the Fiscal Year Ended June 30, 2014
          Form 8-K dated January 28, 2015
          File No. 001-05128


Dear Ms. Raminpour:

We have received your letter dated February 2, 2015, which sets forth the comments of the staff of the Securities and Exchange Commission (the Staff) regarding the Form 8‑K dated January 28, 2015, of Meredith Corporation (Meredith or the Company). We appreciate your continued efforts to assist us in fulfilling our compliance and disclosure requirements in a manner that enhances the overall disclosure in our filings. Please find our responses to the Staff's two comments below. For your convenience, we have copied each of the comments immediately preceding our response thereto.

<u>Form 8-K filed January 28, 2015</u>

1.      Reference is made to your supplemental disclosures regarding non-GAAP financial measures provided within the tables on pages 10-13. We note such tables show your results of operations excluding special items on a consolidated and segment basis. Please be advised we do not consider the presentation of full non-GAAP income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure to be appropriate, as it may attach undue prominence to the non-GAAP information. In this regard, please revise future earnings releases accordingly. Refer to *Question 102.12 of the CD&Is relating to Non-GAAP Financial Measures* issued by the Division of Corporation Finance which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

**Response:**

We acknowledge the Staff's comment and confirm that we will not include full non-GAAP income statements in future earnings releases.

2.    Additionally, please be advised that measures referred to as EBITDA and exclude items other than interest, taxes, depreciation and amortization should not be characterized as EBITDA or EBITDA margin. They should be clearly distinguished from EBITDA, such as "Adjusted EBITDA." In this regard, we note several instances in your earnings press release narrative on pages 1-3 where you refer to EBITDA or EBITDA margin; however, the measure excludes special items in addition to interest, taxes, depreciation and amortization. Please revise your presentation accordingly. Refer to *Question 103.01 of the CD&Is relating to Non-GAAP Financial Measures*.

**Response:**

We note the guidance cited by the Staff relating to non-GAAP financial measures. In future filings where we present EBITDA or EBITDA margin excluding special items, we will change the description of such measures to "Adjusted EBITDA," "Adjusted EBITDA margin," or other appropriate description that indicates that the measure is not EBITDA or EBITDA margin as contemplated in to *Question 103.01 of the CD&Is relating to Non-GAAP Financial Measures*.

* * * * * *

In response to the Staff's request, the Company acknowledges the following:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to answer the Commission's comments. We would be happy to provide any additional information the Commission believes is necessary to clarify the content of our response. If you have any questions, please do not hesitate to call me at (515) 284-3603.

Sincerely,

/s/ Joseph Ceryanec

Joseph H. Ceryanec
Vice President - Chief Financial Officer